SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 09 October 2013

Name of applicant:		Ryanair Holdings PLC
Name of scheme:		2000 Share option Scheme 2003 Share option Scheme
Period of return:	From:	01 April 2013	To:	30 September 2013
Balance of unallotted securities under scheme(s) from previous return:		6,843,135
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		534,877 Ryanair 2000 share option scheme (50,000) Ryanair 2003 share option scheme (484,877)
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,308,258

Name of contact:	Juliusz Komorek
Telephone number of contact:	+353 1 812 1236

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary